October 16, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Michael Fay

Re:	Bionano Genomics, Inc.
Registration Statement on Form S-1
File No. 333-233828

Acceleration Request
	Requested Date:	Friday, October 18, 2019
	Requested Time:	8:00 A.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-233828) (the “Registration Statement”) to become effective on October 18, 2019, at 8:00 A.M., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant or its legal counsel may orally request via telephone call to the staff. This request for acceleration is subject to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request. The Registrant hereby authorizes James Pennington of Cooley LLP to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with James Pennington of Cooley LLP, legal counsel to the Registrant, at (858) 550-6029.

Very truly yours,

Bionano Genomics, Inc.

By:	/s/ R. Erik Holmlin, Ph.D.
R. Erik Holmlin, Ph.D.
President and Chief Executive Officer

cc:	James Pennington, Cooley LLP
Ivan Blumenthal, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Cliff Silverman, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.